Atlas Financial Holdings, Inc.
953 American Lane, 3rd Floor
Schaumburg, Illinois 60173

March 13, 2018
VIA EDGAR

Jeffrey Gabor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:    Atlas Financial Holdings, Inc.
Registration Statement on Form S-3
Filed November 30, 2017, as amended
File No. 333-221828

Dear Mr. Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atlas Financial Holdings, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. EST on March 15, 2018, or as soon as practicable thereafter.
Please note that we acknowledge the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Gregory W. Hayes, Esq. of DLA Piper LLP (US), counsel to the Registrant, at (312) 368-2155, or me at (847) 700-8600, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.
Very truly yours,

/s/ Scott Wollney
Scott Wollney
Chief Executive Officer

cc:    Gregory W. Hayes, Esq., DLA Piper LLP (US)